15045687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 69379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICG Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Tryon St. #700
(No. and Street)

Charlotte, NC 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP PCAOB# 677
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000, Charlotte, NC 28204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/26/15

02/27/15

OATH OR AFFIRMATION

I, Scott Upton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICG Capital Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

CONNIE M. COURTER NOTARY MY COMMISSION EXPIRES 10/3/2017 PUBLIC MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exemption Report
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A <$500,000
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICG CAPITAL SECURITIES, LLC

Financial Statements

as of and for the year ended

December 31, 2014

and

Report of Independent Registered Public
Accounting Firm

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICG Capital Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of ICG Capital Securities, LLC (the "Company") as of December 31, 2014, and the related statements of financial condition, operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 16, 2015

ICG CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
CURRENT ASSETS		
Cash	$	76,265
Accounts receivable - Trade		25,000
Prepaid expenses		1,660
TOTAL CURRENT ASSETS		102,925
TOTAL ASSETS	$	102,925
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable - Trade	$	335
TOTAL CURRENT LIABILITIES		335
TOTAL LIABILITIES		335
MEMBER'S EQUITY		
Member's equity		102,590
TOTAL MEMBER'S EQUITY		102,590
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	102,925

ICG CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
For the year ending December 31, 2014

REVENUES		
Commission income	$	115,000
EXPENSES		
Regulatory fees and expenses		9,940
Consulting and professional fees		13,027
Other expenses		16,335
TOTAL EXPENSES		39,302
NET INCOME	$	75,698

ICG CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ending December 31, 2014

MEMBER'S EQUITY, January 1, 2014	$	46,892
Contributions		-
Distributions		(20,000)
Net income		75,698
MEMBER'S EQUITY, December 31, 2014	$	102,590

ICG CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ending December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 75,698
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable - Trade	(25,000)
Prepaid expenses	690
Accounts payable - Trade	335
NET CASH PROVIDED BY OPERATING ACTIVITIES	51,723
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(20,000)
NET CASH USED IN FINANCING ACTIVITIES	(20,000)
Net increase in cash	31,723
Cash at the beginning of year	44,542
Cash at the end of year	$ 76,265

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed in October 2013 and is a member firm of Financial Industry Regulatory Authority, Inc. ("FINRA") approved to sell private placement offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as applicable to brokers and dealers in securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of receivable. Management has determined collectability of accounts receivable is reasonably assured. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2014.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue Recognition

Revenues from contingent based services are recognized when the contingency no longer exists; typically when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

S Corporation – Income Tax Status

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2014.

The Company has not filed any United States federal or North Carolina state income tax returns for prior years since the Company had not been approved by FINRA until April 2, 2014.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2015, the date the financial statements were available to be issued.

NOTE B – RELATED PARTY TRANSACTIONS

Related Party Transactions

The Company shares various costs of operation including office space with a related party. The office space is leased under a month-to-month arrangement. The Company reported approximately $5,000 in rent expense during 2014.

NOTE C –REGULATORY REQUIRMENTS

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

NOTE C –REGULATORY REQUIRMENTS – (continued)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

NOTE D – CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2014, were as follows:

Net capital $75,930
Net capital ratio (ratio of indebtedness to capital) 0.0044 to 1

NOTE E – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE F – PART I, FORM X-17a-5

The most recent annual report of the Company is available fro examination and copying at the office of the Company and at the Atlanta Regional office of the Securities and Exchange Commission.

ICG CAPITAL SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Member's equity	$	102,590
Less:		
Other nonallowable assets		
Accounts receivable - Trade		25,000
Prepaid expenses		1,660
Net capital adjustments		26,660
Net capital	$	75,930
Aggregate indebtedness	$	335
Ratio of indebtedness to capital		0.44%

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarter ended December 31, 2014.

ICG Capital

Schedule II

The Exemption Report

As a member of management of ICG Capital Securities, LLC, I am responsible for complying with 17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. Sec. 240.15c3-3: (*(k)(2)(i)*) (the "exemption provisions"). To the best of my knowledge and belief we state the following:

(1) I identified the following provisions of 17 C.F.R. Sec. 240.17a-5 under which the Company claimed an exemption from 17 C.F.R. Sec. 240.15c3-3: (*(k)(2)(i)*) (the "exemption provisions"), and
(2) I met the identified exemption provision throughout the most recent fiscal year ending December 31, 2014 without exemption.

ICG Capital Securities, LLC

Scott C. Upton
Member

February 2, 2015

♦ 200 South Tryon Street ♦ Suite 700 ♦ Charlotte, NC 28202 ♦
Telephone: 704.332.1930 ♦ Fax: 704.332.2092

Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICG Capital Securities, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ICG Capital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 16, 2015

ICG CAPITAL SECURITIES, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
December 31, 2014

Payee	Date		Amount
SIPC-7	1/23/2015	$	175.00
SIPC-6	12/2/2014	$	112.50

Cherry Bekaert LLP
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

To the Member of
ICG Capital Securities, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by ICG Capital Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants as adopted by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 16, 2015